SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND EXHIBITS
________________

NOTE:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officer Nomination and Compensation Committee and Plan participants of the
  Modine 401(k) Retirement Plan for Hourly Employees
Modine Manufacturing Company
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Modine 401(k) Retirement Plan for Hourly Employees ("the Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 26, 2009

Index

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and December 31, 2007

	2008	2007
ASSETS

Investments, at fair value (Note 3)
Participant-directed investments	$30,922,948	$54,262,462
Participant loans	709,939	861,691
Total investments	31,632,887	55,124,153

Cash	152	168

Receivables:
Employer contribution	-	45,731
Due from broker	17,360	-
Accrued interest and dividends	16,879	55,910
Total receivables	34,239	101,641

Total assets	31,667,278	55,225,962

LIABILITIES

Accrued expenses	14,101	27,775
Due to broker	-	22,623
Total liabilities	14,101	50,398

Net assets reflecting all assets at fair value	31,653,177	55,175,564

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	306,789	63,871

Net assets available for benefits	$31,959,966	$55,239,435

The accompanying notes are an integral part of the financial statements.

Index

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2008

Additions
Investment income, excluding net depreciation in fair value of investments and loss from master trust
Interest	$336,497
Dividends	272,612
Total investment income	609,109

Contributions
Participant	2,691,401
Employer	898,682
Rollover contributions	4,387
Total contributions	3,594,470

Total additions	4,203,579

Deductions
Loss from Master Trust (Note 3)	11,516,273
Net depreciation in fair value of investments (Note 3)	10,887,970
Distributions to participants	4,579,244
Administrative costs	247,999
Total deductions	27,231,486

Net decrease before transfers	(23,027,907)
Transfers to other Plan (Note 8)	(251,562)
Net decrease in net assets available for benefits	(23,279,469)

Net assets available for benefits:
Beginning of year	55,239,435

End of year	$31,959,966

The accompanying notes are an integral part of the financial statements.

Index

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

1.	Description of Plan

The following description of the Modine 401(k) Retirement Plan for Hourly Employees ("the Plan") provides only general information on the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.	General

The Plan is a 401(k) profit sharing plan covering all eligible Hourly employees of Modine Manufacturing Company and its U.S. subsidiaries ("the Company"), who have one hour of service.  Eligible employees who elect to participate are referred to as Participants.  The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions

Plan Participants enter into a salary reduction agreement wherein the Participant elects a reduction in compensation, which the Company contributes to the Plan.  Participants direct investment of their contributions into various investment options offered by the Plan.  The Plan currently offers several investment alternatives.  Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits.  Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

Prior to February 18, 2008, the Company made matching contributions equal to 60% of Participant contributions which did not exceed 6% of total compensation.  Effective February 18, 2008, the Company made contributions equal to 50% of Participant contributions which did not exceed 5% of total compensation.  The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution.  The matching and discretionary contributions, if any, are invested based on the Participants’ investment elections for Participant contributions.

In addition, the Company makes a separate, discretionary contribution annually to the Plan for certain hourly employees.  The contribution is invested in the same funds in the same proportion as the employee’s contributions.  If the employee is not contributing to the Plan the funds are invested in the Stable Principal Fund.

Participant and Company contributions are subject to certain statutory limitations.

Index

NOTES TO FINANCIAL STATEMENTS, continued

1.	Description of Plan, continued

C.	Participant Accounts

Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings.  Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan.  The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant's share of fund investments.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

D.	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Participants with an employment commencement date prior to January 1, 2001 are 100% vested in the Company's contributions.  Participants with an employment commencement date subsequent to December 31, 2000 will vest in the Company's contributions after three years of service.  All Thermacore, Inc. employees who were employed on or before December 31, 2001 were 100% vested in their Matching Account prior to the sale of Thermacore, Inc. on May 1, 2008.  A year of vesting credit is granted each anniversary of the employee’s hire date.

E.	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of $50,000 or 50 percent of their vested account balances, whichever is less.  The maximum loan repayment term is five years, except for loans to purchase a primary residence.  Loans bear interest at the Marshall & Ilsley Bank prime rate plus 1%.  All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.  Effective January 1, 2007, the loan policy was changed to impose a 12 month waiting period following loan repayment, increase the loan origination fee and increase the interest rate to Prime rate plus 2% for general purpose loans and a 15-year mortgage rate for home loans.

F.	Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum; provided, however, that the timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

G.	Withdrawals

The Plan provides for both hardship and non-hardship withdrawals.  Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55.  Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure of the mortgage on, the primary residence.

Index

NOTES TO FINANCIAL STATEMENTS, continued

1.	Description of Plan, continued

H.	Forfeited Accounts

Forfeited nonvested accounts are first used to pay Plan expenses. Any remaining forfeitures are used to reduce the Employer Matching Contributions.  During the Plan year forfeitures totaling $44,237 were used to reduce Employer Matching Contributions. At December 31, 2008 and 2007, there were forfeitures in the amount of $22,869 and $0, respectively, available to offset future contributions to the Plan.

I.	Administrative Expenses

Most expenses of administering the Plan are borne by the Company.

J.	Trustee

As of December 31, 2008 and 2007, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsley Trust Company N.A. (the “Trustee”), Milwaukee, Wisconsin.

K.	Reclassification:

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.	Summary of Significant Accounting Policies

A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

B.	Adoption of New Accounting Standard

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157).  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The impact of adoption of this standard as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

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NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

C.	Effect of Newly Issued But Not Yet Effective Accounting Standards

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.   In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Plan Management does not expect the adoption to have a material effect on the Plan’s net asset available for benefits or change therein.

D.	Modine Manufacturing Company Stock Master Trust

A portion of the Plan’s investments are in the Modine Manufacturing Company Stock Master Trust Fund (Master Trust) which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by Modine Manufacturing Company.  Each participating retirement plan holds units of participation in the Master Trust.  The assets of the Master Trust are held by Trustee.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interests in each of the underlying participant-directed investments.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

E.	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust.

Common stock and mutual funds:  The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trusts:  The fair values of participation units held in common collective trusts, other than stable value funds, are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).  The fair value of the interest in the stable value fund is based upon the net asset value of the fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive investment contracts, as reported by the fund managers (level 2 inputs).

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

E.	Investment Valuation and Income Recognition, continued

Cash and cash equivalents: The fair values of cash and cash equivalents are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans:  Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs

	(Level 1)	(Level 2)
Investments (other than interest in master trust and participant loans):	$14,275,021	$10,571,772

F.	Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in a fully benefit-responsive contract through its investment in the Marshall Ilsley Stable Principal Fund.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

G.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

H.	Master Trust Investment

Investment in the Master Trust, consisting primarily of Modine Common Stock with a small amount in money market investments, is valued at this Plan's proportionate share of the aggregate net asset value of the Master Trust's assets.  The net asset value per unit is calculated by dividing the fund's total fair value by the outstanding number of Participant units.  The units are updated daily based upon Participant activity.  The number of units and fair value of the Master Trust held by the Plan is as follows:

	December 31, 2008	December 31, 2007
Units	930,431	928,563
Market Price	$6,076,155	$18,489,162

I.	Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

J.	Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable.  Withdrawals and distributions are recorded when paid.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

K.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

3.	Investments

The following presents the fair values of investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2008		December 31, 2007
M&I Stable Principal Fund (contract values: $6,060,005 and $5,342,650 for 2008 and 2007, respectively)	$5,753,216		$5,278,779

M&I Diversified Income Fund	1,673,773		2,173,894	*

M&I Diversified Stock Fund	1,682,522		3,065,351

Vanguard Institutional Index	5,433,814		9,028,472

Goldman Sachs Mid Cap	818,230	*	1,535,185	*

Wells Fargo Adv Small Cap	2,046,809		3,471,273

Modine Manufacturing Company Stock Master Trust Fund	6,076,155		18,489,162

* Did not meet the 5% threshold, however is presented for comparative purposes

During 2008, the Plan’s investments held outside of the Master Trust depreciated in value by $10,887,970 as follows:

Common collective funds	$(1,990,114)
Mutual funds	(8,897,856)

$(10,887,970)

The Plan’s net investment loss in the Master Trust during 2008 was $11,516,273.

Index

NOTES TO FINANCIAL STATEMENTS, continued

4.	Master Trust Information

The Plan's allocated share of the Master Trust's net assets at December 31, 2008 and 2007 is as follows:

	Plan's Share of Master Trust's Net Assets
	2008	2007
Modine Manufacturing Company Stock Master Trust Fund	40.38%	43.51%

The following net assets are held in the Master Trust at December 31, 2008 and December 31, 2007:

	2008	2007
Investments at fair value
Modine Common Stock	$13,508,148	$39,514,737
Cash and cash equivalents	1,646,552	2,974,160
Receivables (payables), net	2,922	11,288
Due from broker	(90,391)	(4,805)
Net Assets	$15,067,231	$42,495,380

Investment income (loss) for the Master Trust for the year ended December 31, 2008 is as follows:

Net depreciation in fair value of Modine Common Stock	$(28,640,042)
Interest	55,220
Dividends on Modine Common Stock	1,193,156
Total	$(27,391,666)

Index

NOTES TO FINANCIAL STATEMENTS, continued

4.	Master Trust Information, continued

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs

	(Level 1)	(Level 2)
Investments:	$13,508,148	$1,646,552

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan.  All Participants would become 100% vested upon Plan termination.

6.	Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code ("the Code"), and as such is not subject to Federal income taxes.  The Plan obtained its latest determination letter dated August 12, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.  The Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code.

7.	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  At December 31, 2008 and 2007, the Plan held units of a master trust and common collective funds managed by Marshall & Ilsley Trust Company N.A.  Marshall & Ilsley Trust Company N.A. is the Plan Trustee, therefore these investments and transactions therein are considered party-in-interest.

Index

NOTES TO FINANCIAL STATEMENTS, continued

7.	Party-In-Interest Transactions, continued

The Plan holds units in the Master Trust, which holds underlying assets including Modine Manufacturing Company stock. Modine Manufacturing Company is the plan sponsor, therefore these investments and transactions therein are considered party-in-interest.  See Note 4 for the dollar value of Modine Manufacturing Company stock owned by the Master Trust and the Plan’s share of the Master Trust assets. Dividends of $496,819 were paid on these shares during the year ended December 31, 2008.

Participants are also allowed to take loans from their accounts in the Plan.  These loans also qualify as party-in-interest investments and totaled $709,939 and $861,691 at December 31, 2008 and 2007, respectively.

Professional fees for the administration and audit of the Plan for 2008 of $247,999 were paid by the Plan, including fees for investment services, audit services, loans, attorneys and certain other administrative expenses.  These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.	Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees.

9.	Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500 as of December 31:

	2008	2007
Net assets available for benefits per the financial statements	$31,959,966	$55,239,435
Adjustment for loan defaults	-	(33,200)
Benefits payable to participants	-	-
Net assets per the Form 5500	$31,959,966	$55,206,235

Index

SUPPLEMENTAL SCHEDULE

Index

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008
Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  025

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

		Common Collective Funds
*	Marshall & Ilsley Trust Company	Stable Principal Fund	**	$6,060,005
*	Marshall & Ilsley Trust Company	Diversified Income Fund	**	1,673,773
*	Marshall & Ilsley Trust Company	Growth Balanced Fund	**	1,462,261
*	Marshall & Ilsley Trust Company	Diversified Stock Fund	**	1,682,522

		Mutual Funds
	Dimensional Fund Advisors LP	DFA Int Value Portfolio	**	89,109
	Fidelity Advisor Series VIII	Fidelity Advisor Div Intl	**	1,452,273
	Vanguard Group Inc.	Vanguard Dev Mkt Index	**	28,043
	Vanguard Group Inc.	Vanguard Institutional Index	**	5,433,814
	American Funds, Inc.	Amer. Growth Fund #2505	**	1,412,699
	Dodge and Cox	Dodge & Cox Stk Fund	**	1,358,626
	Goldman Sachs Trust	Goldman Sachs Mid Cap	**	818,230
	Munder Capital Management	Mundler Mid Cap	**	568,257
	Vanguard Group Inc.	Vanguard Mid Cap	**	56,783
	Wells Fargo Funds Trust	Wells Fargo Adv Small Cap	**	2,046,809
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2015	**	57,488

Index

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year), continued
December 31, 2008
Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  025

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2005	**	$1,400
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2010	**	45,329
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2020	**	122,482
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2050	**	14,447
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2045	**	6,378
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2035	**	22,743
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2025	**	154,478
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2030	**	44,544
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2040	**	10,884
	Vanguard Group Inc.	Vanguard Small Cap	**	18,800
	PIMCO Funds	Pimco Total Return	**	377,115
	Vanguard Group Inc.	Vanguard Intermediate Bd	**	134,290
		Other
*	Marshall & Ilsley Trust Company	Modine Manufacturing Company Stock Master Trust Fund (Common Stock and Marshall Money Market Fund)	**	6,076,155

*	Participant Loans	5.00 - 10.50% interest rate, various maturity dates through April 1, 2016	**	709,939

				$31,939,676

 * Represents party in interest to the Plan.
** Investments are Participant directed; cost not required to be disclosed.

Index

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K.  Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.

Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR HOURLY EMPLOYEES
June 26, 2009	/s/ Michael B. Lucareli
Date	Michael B. Lucareli